Joway Health Industries Group Inc.
No. 19 Baowang Road
Baodi Economic Development Zone
Tianjin, PRC 300180

January 24, 2013

John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Joway Health Industries Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 333-108715

Dear Mr. Cash:

On January 23, 2014, Joway Health Industries Group Inc. (the “Company”) received a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated January 22, 2014 relating to the Company’s Annual Report on Form 10-K filed on April 1, 2013 (the “Comment Letter”).  The SEC has requested that the Company respond to the Comment Letter no later than February 5, 2014.

All of the Company’s operations and personnel are located in China and all of the Company’s employees involved in gathering the information necessary to enable the Company to respond to the Comment Letter are on vacation for the Chinese New Year holidays until February 7, 2014.  As a result, the Company is hereby requesting an additional fifteen business days to respond to the Comment Letter, which will extend the due date of the Company’s response to the Comment Letter to February 26, 2014.

We appreciate your consideration of our request.

Sincerely,

/s/ Jinghe Zhang
Jinghe Zhang
Chief Executive Officer